UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

VIMPELCOM LTD.

(Name of Issuer)

Common Stock, nominal value US$ 0.001 per share

(Title of Class of Securities)

G9360W 107 (Common Stock)

(CUSIP Number)

Jonathan Muir
Letterone Holdings S.A.
1-3 Boulevard de la Foire
L-1528
Luxembourg

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2014

(Date of Event which Requires Filing of this Statement)

With a copy to:

Pranav Trivedi
Lorenzo Corte
 Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS
United Kingdom

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Altimo Coöperatief U.A. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

986,572,563 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

986,572,563 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

986,572,563 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

56.2% of Common Stock*
14.	Type of Reporting Person

OO

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock outstanding as of December 31, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2014, and 305,000,000 shares of Preferred Stock outstanding as of December 31, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2014.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Altimo Holdings & Investments Ltd. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

986,572,563 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

986,572,563 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

986,572,563 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

56.2% of Common Stock*
14.	Type of Reporting Person

OO, HC

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock outstanding as of December 31, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2014, and 305,000,000 shares of Preferred Stock outstanding as of December 31, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2014.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Letterone Overseas Investments Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

986,572,563 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

986,572,563 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

986,572,563 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

56.2% of Common Stock*
14.	Type of Reporting Person

OO, HC

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock outstanding as of December 31, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2014, and 305,000,000 shares of Preferred Stock outstanding as of December 31, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2014.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Letterone Holdings S.A. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

986,572,563 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

986,572,563 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

986,572,563 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

56.2% of Common Stock*
14.	Type of Reporting Person

OO, HC

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock outstanding as of December 31, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2014, and 305,000,000 shares of Preferred Stock outstanding as of December 31, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2014.

Item 1. Security and Issuer.

This Amendment No. 16 (this “Amendment”) to the Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, nominal value US$0.001 per share (the “Common Stock”) of VimpelCom Ltd. (“VimpelCom”).  The initial Statement on Schedule 13D, previously filed jointly by Altimo Coöperatief U.A. (“Altimo Coop”), Eco Telecom Limited, Altimo Holdings & Investments Ltd. (“Altimo”), CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) on April 30, 2010, as amended, is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.  The address of the principal executive office of VimpelCom is Claude Debussylaan 88, 1082 MD, Amsterdam, The Netherlands.

Item 2. Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Altimo Coöperatief U.A. (“Altimo Coop”);

(ii)	Altimo Holdings & Investments Ltd. (“Altimo”);

(iii)	Letterone Overseas Investments Limited (“LOIL”); and

(iv)	Letterone Holdings S.A. (“Letterone”).

The Statement, as hereby amended, relates to the shares of Common Stock held for the account of Altimo Coop.  See Item 5.

The Reporting Persons

Altimo Coop is a cooperative with excluded liability (coöperatie) incorporated under the laws of the Netherlands, with its principal address at Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands. The principal business of Altimo Coop is to function as a holding company. Current information concerning the identity and background of the directors and officers of Altimo Coop and persons controlling Altimo Coop is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Altimo is a British Virgin Islands company, with its principal address at Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company. Altimo directly and indirectly owns 100% of the membership interests in Altimo Coop and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Altimo Coop. Current information concerning the identity and background of the directors and officers of Altimo and persons controlling Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

LOIL is a Gibraltar limited liability company, with its principal address at 28 Irish Town, Gibraltar. The principal business of LOIL is to function as an intermediate holding company. LOIL directly owns 100% of the shares of Altimo and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Altimo Coop. Current information concerning the identity and background of the directors and officers of LOIL and persons controlling LOIL is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Letterone is a Luxembourg company, with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of Letterone is to function as a holding company. Letterone is the sole shareholder of LOIL and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Altimo Coop. Current information concerning the identity and background of the directors and officers of Letterone and persons controlling Letterone is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following at the end thereof:

On December 16, 2014, Roniju Holdings Limited (“Roniju”) completed an internal reorganization. As part of that reorganization, the shares in Letterone owned by it (which constituted a controlling interest in LOIL and the indirect ownership of the Common Stock) were transferred to three separate entities. As part of the internal reorganisation, no external funds were used.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to delete the last two paragraphs thereof and replace them with the following:

Subject to various factors (including, without limitation, VimpelCom's business and prospects, the performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic and industry conditions, future developments at VimpelCom and applicable law), the Reporting Persons may acquire or dispose of securities of VimpelCom. Any purchases or dispositions of securities in VimpelCom may be in the open market or privately-negotiated transactions or otherwise. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom; there can be no assurance that the Reporting Persons will acquire or dispose of securities of VimpelCom. In order to maximize the value of their investment in VimpelCom, the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving VimpelCom or its subsidiaries or affiliates.

Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 4 of the Schedule 13D is hereby further amended to add the following at the end thereof:

As stated in Item 3, on December 16, 2014, Roniju Holdings Limited (“Roniju”) completed an internal reorganization.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)  Altimo Coop is the direct beneficial owner of 986,572,563 shares of Common Stock , representing approximately 56.2% of VimpelCom's outstanding Common Stock.  Each of Altimo Coop, Altimo, LOIL and Letterone may be deemed the beneficial owner of the 986,572,563  shares of Common Stock, representing approximately 56.2% of VimpelCom's outstanding Common Stock, held for the account of Altimo Coop.

The 986,572,563 shares of Common Stock held for the account of Altimo Coop represent approximately 47.85% of VimpelCom's voting capital, i.e. adding VimpelCom’s outstanding convertible voting preferred stock to the number of outstanding shares of Common Stock.  To the best of the Reporting Persons’ knowledge, none of the persons listed in Annex A holds any shares of Common Stock or Preferred Stock (other than as described in this Item 5).  Neither the filing of this Amendment nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom (other than as described in this Item 5(a)) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

The above calculated percentages are based on 1,756,731,135 shares of Common Stock and 305,000,000 shares of Preferred Stock outstanding as of December 31, 2013 as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2014.

From time to time the directors of the Reporting Persons may hold shares of VimpelCom. Currently, the directors of the Reporting Persons directly hold less than 1.0% of the shares of VimpelCom. Beneficial ownership of such shares by any of the Reporting Persons is expressly disclaimed.

(b) Each of Altimo Coop, Altimo, LOIL and Letterone may be deemed to have sole power to direct the voting and disposition of 986,572,563 shares of Common Stock held for the account of Altimo Coop.

(c) Other than as reported in Item 4 above, the persons listed in Item 5(a) have not effected any transactions with respect to the Common Stock or Preferred Stock since the most recent filing of Schedule 13D.

(d) No Reporting Person knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: December 17, 2014	ALTIMO HOLDINGS & INVESTMENTS LTD.

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: December 17, 2014	ALTIMO COÖPERATIEF U.A.

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: December 17, 2014	LETTERONE OVERSEAS INVESTMENTS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: December 17, 2014	LETTERONE HOLDINGS S.A.

	By:	/s/ Jonathan Muir
	Name:	Jonathan Muir
	Title:	Class I Director

ANNEX A

Altimo Coöperatief U.A.

Altimo Coop is a cooperative with excluded liability (coöperatie) incorporated under the laws of the Netherlands, with its principal address at Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands. The principal business of Altimo Coop is to function as a holding company.

During the past five years, Altimo Coop has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Altimo Coop from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Altimo Coop and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Altimo Coop	Citizenship	Principal Occupation / Business Address(es)
Yuri Mikhailenko, Director	UK
Director, CTF Holdings Limited, Suite 2, 4 Irish Place, Gibraltar.

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of CTF Holdings Limited.

Franz Wolf, Director	Germany
Director, CTF Holdings Limited, Suite 2, 4 Irish Place, Gibraltar

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director, LTS Holdings Limited, 28 Irish Town, Gibraltar.

Director, Roniju Holdings Limited, 28 Irish Town, Gibraltar.

Director, Letterone Overseas Investments Limited, 28 Irish Town, Gibraltar.

Director, ATTL Limited, 28 Irish Town, Gibraltar.

Director, Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of CTF Holdings Limited and Letterone Holdings S.A.

Eleonora Jongsma, Director	The Netherlands	General Manager, Orangefield Trust (Netherlands) B.V., Teleportboulevard 140, Amsterdam, the Netherlands 1043 EJ.

Name and Present Position with Altimo Coop	Citizenship	Principal Occupation / Business Address(es)
Alexandra van Hellenberg Hubar-van Haaften, Director	The Netherlands	Commercial Director, Orangefield Trust (Netherlands) B.V., Teleportboulevard 140, Amsterdam, the Netherlands 1043 EJ.

To the best of Altimo Coop's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Altimo Holdings & Investments Ltd.

Altimo is a British Virgin Islands company, with its principal address at Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company.  The business telephone number for Altimo and all its executives and members of the board of directors is +350 200 41 981.

During the past five years, Altimo has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Altimo from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Altimo and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Altimo	Citizenship	Principal Occupation / Business Address(es)
Vitalij Farafonov Director	UK
Deputy CFO, Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director, Letterone Overseas Investments Limited, 28 Irish Town, Gibraltar.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A.

Yuri Mikhailenko Director	UK
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar.

Director, Altimo Coöperatief U.A., holding company, Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands.

Director of several other direct or indirect subsidiaries of CTF Holdings Limited.

Jonathan Muir Director	UK	CEO and Director, Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Name and Present Position with Altimo Coop	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg. Director of several other direct or indirect subsidiaries of Letterone Holdings S.A.

Alexei Reznikovich Chief Executive Officer	Russia	Chairman of the Supervisory Board, VimpelCom Ltd., mobile telecommunications company, Claude Debussylaan 88, 1082 MD, Amsterdam, The Netherlands.

Franz Wolf Director	Germany
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar.

Director, Altimo Coöperatief U.A., holding company, Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands.

Director, LTS Holdings Limited, 28 Irish Town, Gibraltar.

Director, Roniju Holdings Limited, 28 Irish Town, Gibraltar.

Director, Letterone Overseas Investments Limited, 28 Irish Town, Gibraltar.

Director, ATTL Limited, 28 Irish Town, Gibraltar.

Director, Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of CTF Holdings Limited and Letterone Holdings S.A.

To the best of Altimo's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Overseas Investments Limited

LOIL is a Gibraltar limited liability company, with its principal address at 28 Irish Town, Gibraltar. The principal business of LOIL is to function as an intermediate holding company. The business telephone number for LOIL and all its executives and members of the board of directors is + 350 200 41977.

During the past five years, LOIL has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LOIL from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LOIL and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with LOIL	Citizenship	Principal Occupation / Business Address(es)
Franz Wolf Director	Germany
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar.

Director, Altimo Coöperatief U.A., holding company, Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands.

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director, Roniju Holdings Limited, 28 Irish Town, Gibraltar.

Director, LTS Holdings Limited, 28 Irish Town, Gibraltar.

Director, ATTL Limited, 28 Irish Town, Gibraltar.

Director, Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of CTF Holdings Limited and Letterone Holdings S.A.

Vitalij Farafonov Director	UK
Deputy CFO, Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A.

To the best of LOIL's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Holdings S.A.

Letterone is a Luxembourg company, with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of Letterone is to function as a holding company.  The business telephone number for Letterone and all its executives and members of the board of directors is +352 2638 77.

During the past five years, Letterone has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Letterone from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Letterone and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Letterone	Citizenship	Principal Occupation / Business Address(es)
Mikhail Fridman Director	Israel, Russia
Chairman of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Supervisory Board of VimpelCom Ltd., mobile telecommunications company, Claude Debussylaan 88, 1082 MD, Amsterdam, The Netherlands.

Supervisory Board Member, X5 Retail Group N.V., retail holding company, Prins Bernhardplein 200 1097 JB Amsterdam, The Netherlands.

Member of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

German Khan Director	Israel, Russia	Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Alexey Kuzmichev Director	Russia	Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Petr Aven Director	Russia
Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors, Alfa Bank (Russia),  27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

Chairman of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russian Federation.

Chairman of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Andrei Kosogov Director	Russia
Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors, Alfa Bank (Russia),  27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

Name and Present Position with Letterone	Citizenship	Principal Occupation / Business Address(es)

Member of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russian Federation.

Chairman of the Board of Directors of Rissa Investments N.V., holding company, Pareraweg 45, Curacao.

Jonathan Muir Class I Director	UK
Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

CEO, Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A.

Pavel Nazariyan Class I Director	Cyprus
Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director, Alfa Finance Holdings S.A., Trident Chambers, P.O. Box 146, Road Town, Tortola.

Director, ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724, Luxembourg.

Director, Letterone Treasury Services S.A., 1-3, Boulevard de la Foire, L-1528, Luxembourg.

Member of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Member of the Supervisory Board of Alfa Bank (Belarus), 43, Surganova St., Minsk, Belarus, 220013.

Chairman of the Board of Directors of Alfa Capital Holdings (Cyprus) Limited, Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus.

Director, LTS Investment Sarl, 1-3, Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Alfa Finance Holdings S.A. and ABH Holdings S.A.

Nigel Robinson Class I Director	UK	Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Name and Present Position with Letterone	Citizenship	Principal Occupation / Business Address(es)
David Gould Class I Director	Israel
Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Supervisory Board Member, X5 Retail Group N.V., retail holding company, Prins Bernhardplein 200 1097 JB Amsterdam, The Netherlands.

To the best of Letterone's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.